January 16, 2024

Re:	Luda Technology Group Limited
Draft Registration Statement on Form F-1
Submitted September 22, 2023
CIK No. 0001984124

Mr. Alex King

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Luda Technology Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 20, 2023 with respect to the Draft Registration Statement on Form F-1, CIK No. 0001984124 (“F-1”), submitted on September 22, 2023 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1

Cover Page

1.	We note that you are issuing Representative Warrants to the Representative. Please disclose this on the cover page and state that the warrants and shares are also being registered in this registration statement. Additionally, revise the risk factors and description of share capital sections, as applicable, to disclose the registration and issuance of the warrants.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on the cover page and elsewhere in the Revised F-1.

Market and Industry Data, page ii

2.	We note your disclosure that you have not independently verified any third-party information in the registration statement. This appears to be an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statement or revise to clarify that you are responsible for all disclosure in the registration statement.

Response: In response to the Staff’s comment, the Company amended the relevant disclosures on page ii of the Revised F-1.

Prospectus Summary, page 1

3.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures and risk factors on pages 6, 19 and 20 of the Revised F-1.

Risk Factors

We are affected by fluctuations in steel prices and supply of our raw materials, page 34

4.	We note that you rely on a suppliers mainly located in the PRC. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures and risk factors on pages 8, 36 and 37 of the Revised F-1 .

Use of Proceeds, page 48

5.	We note that you intend to use the proceeds of the offering to (i) fund potential investments and acquisitions of an upstream supplier and/or downstream trader and (ii) set up a manufacturing plant. If applicable, please revise to provide the information required by Items 3.C.2 and 3.C.3 of Form 20-F.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 16 and 50 of the Revised F-1 .

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

6.	We note you operate in two reportable segments (i) Hong Kong Trading and (ii) PRC Manufacturing. In addition to the consolidated information presented please revise to include a similar analysis for your segment results. See Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 55 and 56 of the Revised F-1 .

Permits and licenses, page 77

7.	We note that some of the permits and licenses listed in the table have expired. Please revise or clarify.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 84, 85, 86, 88, 89, 91 and 92 of the Revised F-1 .

Certain Relationships and Related Party Transactions, page 110

8.	Please ensure that you have provided the disclosure required for related party transactions since the beginning of your preceding three financial years up to the date of the registration statement. Additionally, please revise to clearly describe the nature of the transactions under the “Due from related party” table. Refer to Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has disclosed related parties required. The Company has added nature for amount due from related party in both “Transactions with Certain Related Parties” on page 116 and Note 15 of AFS

Financial Statements, page F-1

9.	Please revise to disaggregate the Ordinary shares par value from the Additional paid-in capital captions in Shareholders’ equity section of both the Consolidated Balance Sheets and the Consolidated Statements of Shareholder’s Equity.

Response: In response to the Staff’s comment, the Company’s ordinary shares has been disclosed as par value of issued shares, equal to HK$ 5,000,000, which is par value of HK$ 0.25 for each share plus 20,000,000 issued shares. There is no additional paid-in capital as of December 31, 2022 and 2021..

Summary of Significant Accounting Policies

Revenue Recognition, page F-17

10.	Please expand your disclosure to clearly describe the revenue recognition policies for your Self-manufactured production revenues and your Trading sales revenues.

Response: In response to the Staff’s comment, the Company has revised the revenue recognition policies in Note 2- revenue recognition.

General

11.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the effectiveness of the Uyghur Forced Labor Protection Act (the “UFLPA”). For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g. steel, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

●	be exposed to supply chain risk in light of the effectiveness of the UFLPA and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 93 of the Revised F-1 .

12.	We note that you commissioned an industry report by Ipsos Sdn. Bhd. Please file the written consent of the third-party as an exhibit to the registration statement or tell us why you are not required to do so.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page II-2 of the Revised F-1, Ipsos Sdn. Bhd’s consent will be filedby amendment in the Company’s public filing.

13.	It appears that you relied on the opinion of your Hong Kong counsel, Michael Li & Co., with respect to Hong Kong laws and regulations. Please file a consent of your Hong Kong counsel as an exhibit or tell us why you are not required to do so.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page II-2 of the Revised F-1, Michael Li & Co’s consent will be filed by amendment in the Company’s public filing.

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: The Company acknowledge the Staff’s comment, the Company respectfully submits that there were no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, were presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplmentally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, if any.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

4